Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF CHANGE
OF REGISTERED AGENT AND
REGISTERED OFFICE
OF
IPASS, INC.

The Board of Directors of iPass, Inc., a Delaware corporation, on this 28th day of January, 2010, do hereby resolve and order that the location of the Registered Office of this Corporation within the State of Delaware be, and the same hereby is, c/o Corporation Service Company, 2711 Centerville Road Suite 400, City of Wilmington, County of New Castle, Zip Code 19808.

The name of the Registered Agent therein and in change thereof upon whom process against this Corporation may be served, is Corporation Service Company.

The Corporation does hereby certify that the foregoing is a true copy of a resolution duly adopted by the Board of Directors.

In Witness Whereof, said Corporation has caused this certificate to be signed by an authorized officer, the 1st day of February, 2010.

                                   By: /s/ Evan Kaplan
Name:Evan Kaplan
Title:Chief Executive Officer